UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Issuer)

Common Stock, par value $0.0006 per share

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

Merrill Moses
Liberty Capital International, Inc.
201 Lomas Santa Fe, Suite 340
Solana Beach, California 92075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons.

Liberty Capital International, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	[ X ]
				(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				[ ]

6.	Citizenship or Place of Organization

Panama

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			-0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares				[ ]

13.	Percent of Class Represented by Amount in Row (11)

0.0 percent

14.	Type of Reporting Person

CO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons.

C. Cortland Hooper

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	[ X ]
				(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				[ ]

6.	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			-0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares				[ ]

13.	Percent of Class Represented by Amount in Row (11)

0.0 percent

14.	Type of Reporting Person

IN

SEE INSTRUCTIONS BEFORE FILLING OUT

THIS SCHEDULE 13D CONSTITUTES A PRE-COMMENCEMENT FILING AND, INSOFAR AS IT DESCRIBES A TENDER OFFER FOR THE COMMON STOCK OF THE ISSUER, IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE ISSUER’S COMMON STOCK OR OTHER ISSUER SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF THE ISSUER’S COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS TO BE DISTRIBUTED TO HOLDERS OF THE ISSUER’S COMMON STOCK. AT THE TIME THE EXPECTED TENDER OFFER IS COMMENCED, MERGER SUB (AS DEFINED BELOW) WILL FILE THESE TENDER OFFER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISSUER WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, THE ISSUER’S STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THESE MATERIALS, AS WELL AS AMENDMENTS TO THIS SCHEDULE 13D THAT MAY BE FILED, WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

Item 1.      Security and Issuer

This Statement on Schedule 13D relates to the common stock, $0.0006 par value per share (“Common Stock”) of Transmeridian Exploration, Incorporated (the “Issuer”). The executive offices of the Issuer are located at 5847 San Felipe, Suite 4300, Houston, Texas 77057.

Item 2.      Identity and Background

This statement is filed on behalf of the following individual and company (such persons being referred to collectively herein as the “Reporting Persons” and individually as a “Reporting Person):

LIBERTY CAPITAL INTERNATIONAL, INC. (“LCI”) is a corporation organized under the laws of Panama, Registration No. 13009. LCI is principally engaged in the business of loan brokerage and related financial services. LCI’s principal office is located at 201 Lomas Santa Fe, Suite 340, Solana Beach, California 92075.

C. CORTLAND HOOPER is an individual and a citizen of the United States, and his principal occupation is Chief Executive Officer of LCI. Mr. Hooper’s business address is c/o Liberty Capital International, Inc., 201 Lomas Santa Fe, Suite 340, Solana Beach, California 92075. As of the date of this Schedule 13D, Mr. Hooper owns all of the outstanding voting securities of LCI.

The directors, officers and controlling persons of LCI, including Mr. Hooper as owner of all of its outstanding voting securities, their respective principal occupations or employment and the name, business and principal address of the organizations at which such employment is conducted are set forth below. All of such persons are citizens of the United States.

Name	Position	Principal Occupation or Employment	Name and Address of Principal Occupation or Employment

C. Cortland Hooper	CEO and Director	CEO of Liberty Capital International, Inc.	Liberty Capital International, Inc. 201 Lomas Santa Fe, Suite 340 Solana Beach, California 92075

Merrill Moses	President, Secretary-Treasure and Director	Mortgage Banking and Brokerage	Cambridge Financial Services Inc. 201 Lomas Santa Fe, Suite 340 Solana Beach, California 92075

During the last five years, none of the Reporting Persons, and none of the persons listed above affiliated with LCI has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

On December 29, 2007, LCI and Mr. Lorrie Olivier entered into a Joint Tender Agreement (the “JTA”) pursuant to which Mr. Olivier and LCI agreed to establish a company (“Bidco”), the equity of which would be owned 50% by Mr. Olivier and 50% by LCI, and to work together to develop jointly a proposal for acquisition of the Issuer by Bidco, to present such proposal to the Special Committee of the Board of Directors of the Issuer established in June 2007 to review acquisition proposals presented to the Issuer, to negotiate any such acquisition with the Special Committee, to determine arrangements for the financing of any such acquisition and otherwise to cooperate in respect thereof. For additional information regarding the JTA and Bidco, see Item 4 of this Schedule 13D.

None of the Reporting Persons beneficially owns any Common Stock. According to the Schedule 13D (Amendment No. 2) filed by Mr. Olivier and the other “Olivier Filing Parties” identified therein (the “Olivier 13D”), Mr. Olivier is the beneficial owner of 17,372,225 shares of Common Stock. By virtue of entering into the JTA with Mr. Olivier, LCI may be deemed to have formed a “group” with Mr. Olivier and the other Olivier Filing Parties within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (“SEC”) Rule 13d-5(b)(1) thereunder. In accordance with SEC Rule 13d-1(k)(2), The Reporting Persons have elected to file their Schedule 13D individually, rather than file a single Schedule 13D with the Olivier Filing Parties.

Item 3.      Source and Amount of Funds or Other Consideration

Except insofar as they may be deemed to be part of a group with Mr. Olivier and the other Olivier Filing Parties, the Reporting Persons do not beneficially own and Common Stock or other securities of the Issuer and have not spent any funds to acquire any such securities. LCI expects acquire its equity interest in Bidco contemplated by the JTA in exchange for its services in arranging the financing for Bidco’s acquisition of the Issuer pursuant to the Merger Agreement referred to in Item 4.

The JTA provides that LCI shall source and control all aspects of securing the financing to be made available to Bidco for the acquisition of the public shares of the Issuer, and that Mr. Olivier and LCI shall mutually agree upon any financing arrangements to provide debt financing to Bidco or equity financing in addition to that contributed to Bidco by the parties to the JTA.

Item 4.      Purpose of Transaction

On March 16, 2007, the Issuer announced that it planned to review its strategic alternatives for its South Alibek field in Western Kazakhstan, which represents substantially all of the assets of the Issuer. The Issuer announced that the strategic alternatives to be considered would include the sale of a partial or complete interest in the field, a farm-in arrangement or a sale of the Issuer in its entirety. On April 16, 2007, the Issuer announced that it had retained Jefferies Randall & Dewey, a division of Jefferies & Company, Inc., as its financial advisor in connection with the review and on June 18, 2007, the Issuer announced that it received multiple expressions of interest from potential acquirors, had entered into confidentiality agreements with selected parties and had completed its technical evaluation, which it expected to provide to these selected parties. The Issuer also announced that its Board of Directors had formed a Special Committee of the Board (the “Special Committee”) to review acquisition proposals with the Issuer’s financial advisor and ultimately, if appropriate, to make a recommendation to the full Board.

The Issuer subsequently announced that it had scheduled management presentations with potential buyers and scheduled field visits in Europe, and that it expected to receive proposals following the management meetings and field visits. On November 1, 2007, the Issuer announced that it had received final, non-binding bids for the acquisition of the Issuer and that it was in active negotiations with prospective buyers which contemplated reaching an agreement with a preferred buyer for a tender offer for all of the Issuer’s outstanding shares. The Issuer stated in the November 1 announcement that it does not intend to disclose further developments with respect to the negotiations or the sales process unless and until its Board of Directors has made a decision regarding a specific course of action.

According to the Olivier 13D, from time to time during the Board’s review of strategic alternatives, Mr. Olivier has discussed with the Board and the Special Committee his interest in submitting a bid for the acquisition of the Company in accordance with the procedures established by the Special Committee. On December 31, 2007, Trans Meridian International, Inc., a corporation wholly owned by Mr. Olivier organized under the laws of the British Virgin Islands (“TMII”), TME Merger Sub, Inc., a wholly owned subsidiary of TMII organized under Delaware law (“Merger Sub”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that subject to the terms and conditions set forth therein, promptly following satisfaction of the financing condition described below, Merger Sub will commence a tender offer for the purchase of all of the issued and outstanding shares of Common Stock of the Issuer for a price of $3.00 per share of Issuer Common Stock, net to the seller in cash (the “Offer”). Pursuant to the Merger Agreement and subject to the conditions specified therein, in the event Merger Sub accepts for payment and pays for the shares of the Issuer pursuant to the Offer, the Issuer will become a wholly-owned subsidiary of TMII pursuant to a merger (the “Merger”) of Merger Sub with and into the Issuer, with the Issuer as the surviving corporation in the Merger. The Merger Agreement provides that if, pursuant to the Offer, Merger Sub acquires 90% of the outstanding shares of Issuer Common Stock, the Merger will be effected as a “short-form” merger pursuant to Section 253 of the Delaware General Corporation Law. The Issuer has agreed that if the Minimum Condition (as defined below) is satisfied but the shares of Issuer Common Stock accepted for payment and paid for pursuant to the Offer constitute less than 90% of the Issuer’s outstanding Common Stock, the Issuer will convene a special meeting of its stockholders to vote upon the Merger.

Merger Sub’s and TMII’s obligation to commence the Offer is subject to their execution of definitive documentation pursuant to which adequate financing will be made available to them to enable them to consummate the Offer and perform their other obligations under the Merger Agreement. TMII and Merger Sub have undertaken to use their reasonable best efforts to cause the satisfaction of this condition by the earliest practicable date. If Merger Sub and TMII have not entered into such definitive documentation by January 31, 2008, the Issuer may terminate the Merger Agreement. TMII and Merger Sub may terminate the Merger Agreement if they have not entered into such definitive financing documents by February 29, 2008.

The Merger Agreement contains customary representations and warranties between TMII and Merger Sub, on the other hand, and the Issuer, on the other. In addition, the parties also have agreed to certain customary covenants and agreements specified in the Merger Agreement. The obligations of TMII and Merger Sub to accept and pay for tendered shares of Common Stock and consummate the Offer and the Merger are subject to a number of conditions contained in the Merger Agreement, including, but not limited to there having been validly tendered and not withdrawn such number of shares of Issuer Common Stock that would constitute at least a majority of the shares of Issuer Common Stock outstanding immediately prior to the expiration of the Offer (the “Minimum Condition”).

The Merger Agreement contains certain termination rights for both TMII and Merger Sub, on the one hand and the Issuer, on the other, in addition to the right to terminate if the definitive financing documents required by TMII and Merger Sub have not been executed within the time limits contained in the Merger Agreement.

Prior to the execution and delivery of the Merger Agreement, on December 29, 2007, LCI entered into the JTA with Mr. Olivier. The purpose of the JTA is to set forth the basis agreed to by the parties upon which one or more indications of interest or proposals to acquire the entire equity interest in the Issuer may be made and implemented, together with the 50-50 allocation of the equity in Bidco between LCI and Mr. Olivier.

The JTA does not contain the specific terms of any acquisition proposal. Under the JTA, the structure of any proposed acquisition, including the form of such transaction, whether by merger, tender offer or otherwise, and the offer price in any acquisition proposal, will be determined by the parties, acting through their respective representatives designated in the JTA. The JTA provides that the parties to the JTA, acting through their respective representatives, will determine (a) whether any person other than Mr. Olivier and LCI should have an equity and/or debt investment in Bidco or whether the parties should participate with others in any acquisition proposal to acquire the Issuer, (b) the terms and conditions of any initial proposal letter to the Issuer, including price and other offer terms, (c) the conduct of negotiations and the terms and conditions of any agreements, including any definitive acquisition agreement that may be entered into with the Issuer or other parties relating to the any proposed acquisition, (d) all such matters as are required to prepare any amended proposal letters in respect of a proposed acquisition and (e) how the parties should respond, in their capacities as shareholders of Bidco, to any third party bids or proposals for the acquisition of the issuer, including whether or not to tender securities in the event of a third party tender offer or whether or not to vote to approve any acquisition proposals otherwise brought before the Issuer’s shareholders. The parties to the JTA agree to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, al things necessary or advisable to complete as promptly as reasonably practicable any proposed acquisition and to co-operate with each other in connection therewith.

The JTA provides that the parties shall jointly organize Bidco and shall agree to contribute, or cause to be contributed, to Bidco the funds or financing to support the acquisition process relating to the Issuer. The JTA also provides that save as agreed by their representatives, none of the parties shall transfer, dispose of or otherwise deal in its equity interest in Bidco. The JTA also provides that the parties agree that they shall not, and shall use all reasonable endeavors to procure that the persons acting in concert with them shall not, acquire any securities of the Issuer (or any interest therein) otherwise than through Bidco. Under the JTA, all decisions at the board of directors (or equivalent management level) and shareholder levels of Bidco shall be taken by the unanimous consent of all the directors or the shareholders (as the case may be), unless the parties determine otherwise.

Mr. Olivier organized TMII to act as Bidco under the JTA. TMII and Merger Sub entered into the Merger Agreement in fulfillment of the obligations of the parties under the JTA. According to the Olivier 13D, all of the outstanding voting shares of TMII are owned by The Olivier Family Interests Ltd., a corporation controlled by Mr. Olivier Mr. Olivier has advised LCI that upon TMII’s receipt of the proceeds of the financing required to finance the Offer, The Olivier Family Interests Ltd. will transfer 50% of TMII’s voting shares to LCI.

The JTA provides that LCI shall source and control all aspects of securing the financing to be made available to Bidco for the acquisition of the public shares of the Issuer and that the parties shall mutually agree upon any financing arrangements to be entered into to provide debt financing or additional equity for Bidco, whether from third parties or among themselves. Each party further undertakes and agrees in the JTA that it will use its commercially reasonable efforts to ensure that such party, Bidco and, following the closing date of an acquisition, the Issuer will take all such actions as are necessary to ensure compliance with the terms of such financings. LCI currently expect that such financing will take the form of a loan secured by payments receivable under a long term oil purchase contract.

The JTA provides that it shall terminate on March 31, 2008 unless a definitive acquisition agreement for the acquisition of the Issuer has been entered into on or before March 31, 2008, in which case it shall not terminate. Each party agrees in the JTA that, unless otherwise agreed to by the other parties, it may not withdraw from the JTA or its participation in a proposed acquisition as provided for therein, or participate or agree to participate in any other bid or proposal to acquire the Issuer with any other person or group, at any time prior to March 31, 2008.

Except as described herein, the Reporting Persons have no plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a)-(j), inclusive, of the instructions of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.      Interest in Securities of the Issuer

At the date of this Schedule 13D, except insofar as the Reporting Persons have an expectation of receiving 50% of the voting securities of Bidco in connection with the financing of the tender offer proposed to be conducted by Bidco, neither Mr. Hooper nor LCI nor, to their knowledge, any other person identified in Item 2, beneficially owns any Common Stock or other securities of the Issuer.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information relating to the Merger Agreement set forth in Item 4 of this Schedule 13D and the information relating to the JTA set forth in Items 2, 3 and 4 of this Schedule 13D is incorporated in this Item 6 by reference. The summaries of the terms of the Merger Agreement and the JTA set forth in this Schedule 13D are qualified in their entirety by reference to the complete text of the Merger Agreement and the JTA, which are exhibits to this Schedule 13D.

Except as disclosed, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of such persons and any other person with respect to any securities of the issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit	Document

A	Agreement Relating to Joint Filing of Schedule 13D (filed herewith)

B

Joint Tender Agreement dated December 29, 2007 between Lorrie Olivier and Liberty Investments, Inc. (Incorporated by reference Schedule 13D (Amendment No. 2) of the Olivier Filing Parties filed January 3, 2008)

C

Agreement Plan of Merger dated December 31, 2007 among Trans Meridian International, Inc., TME Merger Sub, Inc. and Transmeridian Exploration Incorporated (Incorporated by reference to the Current Report on Form 8-K of Transmeridian Exploration Incorporated filed January 2, 2008)

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2008

LIBERTY CAPITAL INTERNATIONAL, INC.

By:	/s/ Merrill Moses

Name:	Merrill Moses
Title:	President

/s/	C. Cortland Hooper

C. Cortland Hooper

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D

          The undersigned hereby agree that a joint statement on Schedule 13D be filed on behalf of all the undersigned with respect to the securities of Transmeridian Exploration Incorporated.

January 10, 2008	LIBERTY CAPITAL INTERNATIONAL, INC.

	By:	/s/ Merrill Moses

	Name:	Merrill Moses
	Title:	President

January 10, 2008	/s/	C. Cortland Hooper

C. Cortland Hooper